Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103-2921
Tel. 215.963.5000
Fax: 215.963.5001
www.morganlewis.com
April 9, 2008
VIA EDGAR AND FACSIMILE (202.772.9204)
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attn:	H. Christopher Owings, Assistant Director, Division of Corporation Finance

Re:	Aqua America, Inc. Form 10-K for Fiscal Year Ended December 31, 2007 Filed February 27, 2008 File No. 1-6659
Dear Mr. Owings:
This letter is being submitted in response to the comments given by the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) as set forth in your letter to Mr. Nicholas DeBenedictis, dated March 27, 2008, with respect to the above-referenced filing. We have been authorized by Aqua America to provide the responses contained in this letter on its behalf.
For your convenience, we have set forth each comment in italicized typeface and included each response below the relevant comment.
Item 1. Business, page 4
1.	In future filings, please provide a description of the general development of your business, including the year in which you were organized and the nature and results of any other material reclassification, merger or consolidation, the acquisition or disposition of any material amount of assets otherwise than in the ordinary course of business; and any material changes in the mode of conducting your business. See Item 101(a)(1) of Regulation S-K.
Aqua America has authorized us to inform you that it will comply with this comment in future filings by including the following revised disclosure in the first paragraph of the description of its Business:

Aqua America, Inc. (referred to as “Aqua America”, “we” or “us”) is the holding company for regulated utilities providing water or wastewater services to what we estimate to be approximately 3 million people in Pennsylvania, Ohio, North Carolina, Illinois, Texas, New Jersey, New York, Florida, Indiana, Virginia, Maine, Missouri and South Carolina. Aqua America, which prior to its name change in 2004 was known as Philadelphia Suburban Corporation, was formed in 1968 as a holding company for its primary subsidiary, Aqua Pennsylvania, Inc., formerly known as Philadelphia Suburban Water Company. In the early 1990’s, we embarked on a growth through acquisition strategy focused on water and wastewater operations. Our most significant transactions to date have been the merger with Consumers Water Company in 1999, the acquisition of the regulated water and wastewater operations of AquaSource, Inc. in 2003, the acquisition of Heater Utilities, Inc. in 2004 and the acquisition of New York Water Service Corporation in 2007. Since the early 1990’s, our business strategy has been primarily directed toward the regulated water and wastewater utility industry and has extended the company’s regulated operations from southeastern Pennsylvania to include operations in 12 other states.
2.	In future filings, please provide a description of the Competitive conditions in your business including, where material, the identity of the particular markets in which you compete, an estimate of the number of competitors and your competitive position, if known or reasonably available to you. See Item 101(c)(x) of Regulation S-K.
Aqua America has authorized us to inform you that it will comply with this comment in future filings by including the following revised disclosure at the end of the description of its Business:
The rights to provide water or wastewater service to a particular franchised service territory are generally non-exclusive, although the applicable regulatory commissions usually allow only one regulated utility to provide service to a given area. In some instances, another water utility provides service to a separate area within the same political subdivision served by one of our subsidiaries. Therefore, as a regulated utility, there is little or no competition for the daily water and wastewater service we provide to our customers. Water and wastewater utilities may compete for new customers in new service territories. Competition for new territory generally comes from nearby utilities, either investor-owned or municipal-owned. There is also often competition for the acquisition of other utilities. Competition for the acquisition of other water or wastewater utilities may come from other investor-owned utilities, nearby municipally-owned utilities and sometimes from strategic or financial purchasers seeking to enter or expand in the water and wastewater industry. The addition of new service territory and the acquisition of other utilities by regulated utilities such as us are generally subject to review and approval by the applicable state regulatory commissions.
* * * * *

Aqua America’s acknowledgement of its responsibility for its disclosures, in the form requested by the Commission, signed by David P. Smeltzer, Chief Financial Officer of Aqua America, accompanies this response.
Please do not hesitate to contact the undersigned at 215.963.5430 if you should have any questions or comments with regard to these responses.
Sincerely,
/s/ Brian C. Miner
Brian C. Miner

Cc:	David P. Smeltzer Roy H. Stahl

AQUA
Aqua America, Inc.
762 W. Lancaster Avenue
Bryn Mawr, PA 19010
David P. Smeltzer
Chief Financial Officer
T: 610.645.1079
F: 610.645.1141
dpsmeltzer@aquaamerica.com
www.aquaamerica.com
April 9, 2008
VIA EDGAR AND FAX (202.772.9204)
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attn:	H. Christopher Owings, Assistant Director, Division of Corporation Finance

Re:	Aqua America, Inc. Form 10-K for Fiscal Year Ended December 31, 2007 Filed February 27, 2008 File No. 1-6659
Dear Mr. Owings:
In connection with the comment letter, dated March 27, 2008, sent by the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), with respect to the above referenced filings, Aqua America hereby acknowledges:
•	Aqua America is responsible for the adequacy and accuracy of the disclosure in the above referenced filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Aqua America may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We have authorized our counsel, Morgan, Lewis & Bockius LLP, to prepare and submit, on behalf of Aqua America, a response to your specific comments.
Sincerely,
AQUA AMERICA, INC.

By:	/s/ David P. Smeltzer

Name: David P. Smeltzer
Title: Chief Financial Officer